Exhibit 16.2
May 20, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners:
We have read the statements made by Medtronic, Inc. (copy attached) regarding The Medtronic, Inc. Puerto Rico Employees’ Savings and Investment Plan, which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Medtronic, Inc. dated May 15, 2008. We agree with the statements concerning our Firm in such Form 8-K.
Very truly yours,
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
The Medtronic, Inc. Puerto Rico Employees’ Savings and Investment Plan
On May 15, 2008, The Medtronic, Inc. Puerto Rico Employees’ Savings and Investment Plan (the “Puerto Rico Plan”) dismissed PricewaterhouseCoopers LLP as its independent registered public accounting firm. The authorization to change the Puerto Rico Plan’s independent registered public accounting firm was made by the Puerto Rico Plan’s Administrator.
During the Puerto Rico Plan’s fiscal years ended April 30, 2007 and April 30, 2006, the reports of PricewaterhouseCoopers LLP on the Puerto Rico Plan’s financial statements did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle. During the Puerto Rico Plan’s fiscal years ended April 30, 2007 and April 30, 2006 and through May 15, 2008, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their reports on the financial statements for such years. During the Puerto Rico Plan’s fiscal years ended April 30, 2007 and April 30, 2006 and through May 15, 2008, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).
The Puerto Rico Plan provided PricewaterhouseCoopers LLP with a copy of the disclosures it is making in response to Item 304(a) of Regulation S-K and has requested that PricewaterhouseCoopers LLP furnish the Puerto Rico Plan with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and if not stating the respects in which it does not agree. A copy of PricewaterhouseCoopers LLP’s letter, dated May 20, 2008 is filed as Exhibit 16.2 to this current report on Form 8-K.

On May 15, 2008, the Puerto Rico Plan authorized the appointment of McGladrey & Pullen, LLP as its independent registered public accounting firm. During the Puerto Rico Plan’s fiscal years ended April 30, 2007 and April 30, 2006 and through May 15, 2008, neither the Puerto Rico Plan nor anyone acting on behalf of the Puerto Rico Plan consulted with McGladrey & Pullen, LLP about any matter regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Puerto Rico Plan’s financial statements and neither a written report was provided to the Puerto Rico Plan nor oral advice provided that McGladrey & Pullen, LLP concluded was an important factor considered by the Puerto Rico Plan in reaching a decision as to the accounting, auditing, or financial reporting issue; or (ii) any matter that was the subject of either a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).